EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 relating to the 2005 Raymond James Financial, Inc. Restricted Stock Plan of our report dated December 6, 2004, with respect to the consolidated statements of financial condition of Raymond James Financial, Inc. and subsidiaries as of September 24, 2004 and September 26, 2003 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended September 24, 2004, which report appears in the September 24, 2004, annual report on Form 10-K of Raymond James Financial, Inc.

Our report refers to a change in fiscal year 2003 in the Company’s method of accounting for stock-based compensation.

KPMG LLP

Tampa, Florida
May 23, 2005